UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of May 2010

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

On May 24, 2010, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal fourth quarter and fiscal year ended March 31, 2010. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal fourth quarter and fiscal year ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  May 25, 2010                               LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FISCAL QUARTER AND FULL YEAR ENDED MARCH 31, 2010

Hong Kong, May 24, 2010 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the fiscal fourth quarter and fiscal year ended March 31, 2010.

FINANCIAL HIGHLIGHTS

●

Fourth quarter total revenues of US$43.1 million, an increase of 66.4% Year-on-Year;

●

Fourth quarter Adjusted1 Operating Income of US$17.5 million, an increase of 65.2% Year-on-Year;

●

Fourth quarter Adjusted Net Income of US$16.3 million, an increase of 48.2% Year-on-Year;

●

Fourth quarter Adjusted Diluted Earnings Per Share of US$0.28, an increase of 33.3% Year-on-Year;

●

Fourth quarter US GAAP net income per diluted share of US$0.10, a decrease of 41.2% Year-on-Year;

●

Full year total revenues of US$169.1 million, up 59.0% Year-on-Year;

●

Full year Adjusted Operating Income of US$ 79.1 million, up 50.6% Year-on-Year;

●

Full year Adjusted Net Income of US$77.7 million, which includes an income tax benefit of US$3.8 million. Excluding the tax benefit, Adjusted Net Income would have increased 43.2%;

●

Full year Adjusted Diluted Earnings Per Share of US$1.41, which includes an income tax benefit of US$0.07 per share. Excluding the tax benefit, Adjusted Diluted Earnings Per Share would have increased 36.7%;

●

 Full year US GAAP net income per diluted share of US$1.07, an increase of 28.9% Year-on-Year;

●

Cash flow from operations was US$13.2 million for the fourth quarter and US$62.9 million for the fiscal year 2010.

“I am very pleased to report that we have concluded fiscal 2010 with another quarter of solid results. We look back at a year in which our business flourished due to significant organic business expansion in the financial IT industry, and the synergies of the Sysnet acquisition that further boost our presence in the insurance IT solution market. This quarter’s results once more indicate that Longtop’s business is based on the indispensable and recurring nature of our software and solutions,” commented Weizhou Lian, CEO of Longtop. “Our outlook for 2011 is strong based on our sound business fundamentals and feedback from our customers. With the acquisition of Giantstone, we feel we are better positioned to capitalize on the long-term growth opportunity in China’s financial technology market.”

FISCAL FOURTH QUARTER AND FULL YEAR DETAILED FINANCIAL RESULTS

Revenue

Q4 and Fiscal Year 2010 Revenue - US$000s
	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	% Change	March 31, 2009	March 31, 2010	% Change
Software Development	$ 21,050	$ 37,091	76.2%	$ 89,559	$ 145,200	62.1%
Other Services	$ 4,832	$ 5,975	23.7%	$ 16,737	$ 23,857	42.5%
Total Revenue	$ 25,882	$ 43,066	66.4%	$ 106,296	$ 169,057	59.0%

Total revenues for the quarter ended March 31, 2010, were US$43.1 million, an increase of 66.4% year-on-year (YoY) from US$25.9 million in the corresponding year ago period, and exceeded Company guidance of US$40.0 million. Excluding revenue from Sysnet, a leading IT insurance services provider acquired by Longtop in Q1 2010, total revenues for the fourth quarter would have increased by 56.1%. Software development revenues of US$37.1 million contributed 86.1% of total revenues, a YoY increase of 76.2%, and exceeded Company guidance of US$34.0 million. Excluding software development revenue from Sysnet, total software development revenues for the fourth quarter would have increased by 65.2%.

Total revenues for the fiscal year ended March 31, 2010, were US$169.1 million, an increase of 59.0% YoY from US$106.3 million in the corresponding year ago period. Excluding revenue from Sysnet, total revenues for the fiscal year ended March 31, 2010, would have increased by 46.9%. Software development revenues, which were 85.9% of total revenues for the fiscal year ended March 31, 2010, amounted to US$145.2 million, a YoY increase of 62.1%. Excluding software development revenue from Sysnet, total software development revenues for the fiscal year ended March 31, 2010, would have increased by 53.7%. Revenue for the quarter and fiscal year ended March 31, 2010, from Giantstone, a leading provider of core banking solutions， which was acquired in January 2010 was nil.  The Company expects a revenue contribution from Giantstone of US$4.0 million in the first quarter of fiscal 2011 and US$15 million for fiscal 2011.

Software Development Revenue by customer type - US$000s

	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	% Change	March 31, 2009	March 31, 2010	% Change
Big Four Banks	$ 7,974	$ 15,820	98.4%	$ 42,002	$ 63,092	50.2%
Other Banks	$ 9,464	$ 14,188	49.9%	$ 34,563	$ 54,168	56.7%
Insurance	$ 2,986	$ 5,635	88.7%	$ 9,854	$ 21,830	121.5%
Enterprises	$ 626	$ 1,448	131.3%	$ 3,140	$ 6,110	94.6%
Total	$ 21,050	$ 37,091	76.2%	$ 89,559	$ 145,200	62.1%

Software development revenue from the Big Four Banks in the fourth quarter was US$15.8 million, an increase of 98.4% YoY. Software development revenue from the Big Four Banks for the fiscal year ended March 31, 2010, was US$63.1 million, an increase of 50.2% YoY due to strong demand from the Big Four customers. Big Four Banks accounted for 43.5% of software development revenues for the year ended March 31, 2010, as compared to 46.9% in the corresponding year ago period.

Software development revenue from Other Banks in the fourth quarter was US$14.2 million, a YoY increase of 49.9%. Software development revenue from Other Banks for the fiscal year ended March 31, 2010, was US$54.2 million, an increase of 56.7% YoY due largely to more revenue per existing Other Bank customer. Other Banks accounted for 37.3% of software development revenues for the fiscal year ended March 31, 2010, as compared to 38.6% in the corresponding year ago period.

Software development revenue from Insurance was US$5.6 million in the fourth quarter, a YoY increase of 88.7% and US$21.8 million for the fiscal year ended March 31, 2010, an increase of 121.5% YoY. Insurance accounted for 15.0% of software development revenues for the fiscal year ended March 31, 2010. Sysnet contributed US$7.5 million in software development revenue for the fiscal year ended March 31, 2010, of which $2.3 million was recorded in Q4 2010.  Excluding insurance related software development revenue from Sysnet, insurance revenue for the fourth quarter and fiscal year ended March 31, 2010, would have increased by 23.7% and 59.9% respectively.

Software development revenue from Enterprises was US$1.4 million and US$6.1 million for the three and twelve months ended March 31, 2010, a YoY increase of 131.3% and 94.6% respectively.

Gross Margins

	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	Change (Decrease)	March 31, 2009	March 31, 2010	Change (Decrease)
US GAAP Software Development Gross Margin %	65.9%	62.3%	(3.6%)	70.6%	68.4%	(2.2%)
US GAAP Other Services Gross Margin %	32.9%	0.7%	(32.2%)	39.5%	26.8%	(12.7%)
US GAAP Total Gross Margin %	59.7%	53.8%	(5.9%)	65.7%	62.5%	(3.2%)
Adjusted Software Development Gross Margin %	68.6%	66.4%	(2.2%)	72.9%	71.4%	(1.5%)
Adjusted Other Services Gross Margin %	42.0%	31.1%	(10.9%)	49.0%	38.0%	(11.0%)
Adjusted Total Gross Margin %	63.6%	61.5%	(2.1%)	69.2%	66.7%	(2.5%)

Adjusted Software Development Gross Margin for fiscal 2010 declined 150 basis points from fiscal 2009 to 71.4%.  This slight decline was primarily due to the following factors: (i) the inclusion of Sysnet, which has lower gross margins than Longtop, (ii) Longtop is investing in its software development consulting and professional services business which has lower incremental gross margins than Longtop’s historical Adjusted Software Development Gross Margin, (iii) in order to meet customer requirements a larger percentage of the workforce are being located in higher cost centers such as Beijing and (iv) cost of revenue associated with the Giantstone acquisition which closed in January 2010 without any corresponding revenue from Giantstone.  Customized software solutions as a percentage of Software Development revenue was 64.2% in fiscal 2010 and basically unchanged from 65.1% in fiscal 2009.   At March 31, 2010, Longtop had 2,492 software delivery staff including Giantstone, as compared to 1,310 at March 31, 2009.

Adjusted Other Services Gross Margin for fiscal 2010 declined to 38.0% from 49.0% in 2009 due primarily to a gross margin reduction from the ATM physical maintenance business.

Full year 2010 Adjusted Total Gross Margin of 66.7% was equal to the Company’s previous guidance.

Operating Expenses

	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	% Change	March 31, 2009	March 31, 2010	% Change
US GAAP Operating Expenses - US$000s	$ 7,040	$ 15,871	125.4%	$ 25,492	$ 45,150	77.1%
US GAAP Operating Expenses - % of revenue	27.2%	36.8%		24.0%	26.8%
Adjusted Operating Expenses - US$000s	$ 5,895	$ 9,025	53.1%	$ 21,014	$ 33,625	60.0%
Adjusted Operating Expenses - % of revenue	22.8%	20.9%		19.8%	19.9%

Adjusted Operating Expenses were 19.9% of revenue for the fiscal year ended March 31, 2010, which is in line with full year Company guidance of 20.0%. Adjusted Operating Expenses increased by 60.0% YoY in the fiscal year ended March 31, 2010, which was slightly lower than the YoY software development revenue growth of 62.1%.

Operating Income

	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	% Change (Decrease)	March 31, 2009	March 31, 2010	% Change
US GAAP Operating Income - US$000s	$ 8,421	$ 7,280	(13.5%)	$ 44,387	$ 60,562	36.4%
US GAAP Operating Income - % of revenue	32.5%	16.9%		41.8%	35.8%
Adjusted Operating Income - US$000s	$ 10,572	$ 17,460	65.2%	$ 52,495	$ 79,073	50.6%
Adjusted Operating Income - % of revenue	40.8%	40.5%		49.4%	46.8%

Even with the inclusion of $1.1 million in operating losses from consolidating Giantstone, Adjusted Operating Income of US$17.5 million for the fourth quarter exceeded company guidance of US$16.0 million and increased YoY by 65.2%. Adjusted Operating Income of US$79.1 million for the fiscal year ended March 31, 2010, increased 50.6% YoY. Giantstone is expected to be accretive to operating income for fiscal year 2011.

Adjusted Operating Margin for the fiscal year ended March 31, 2010, of 46.8% was equal to Company guidance and lower than 49.4% in fiscal 2009 due to the decline in Adjusted Total Gross Margin.

Net Income

	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	% Change (Decrease)	March 31, 2009	March 31, 2010	% Change
US GAAP Net Income - US$000s	$ 8,832	$ 5,991	(32.2%)	$ 43,472	$ 59,091	35.9%
US GAAP Net income per Diluted Share	$ 0.17	$ 0.10	(41.2%)	$ 0.83	$ 1.07	28.9%
US GAAP Net Income - % of revenue	34.1%	13.9%		40.9%	35.0%
Adjusted Net Income - US$000s	$ 10,983	$ 16,278	48.2%	$ 51,580	$ 77,709	50.7%
Adjusted Net Income per Diluted Share	$ 0.21	$ 0.28	33.3%	$ 0.98	$ 1.41	43.9%
Adjusted Net Income - % of revenue	42.4%	37.8%		48.5%	46.0%

Reconciliation between US GAAP Net Income and Adjusted Net Income
	Three months ended			Twelve months ended
	March 31, 2009	March 31, 2010	% Change (Decrease)	March 31, 2009	March 31, 2010	% Change
Adjusted Net Income	$ 10,983	$ 16,278	48.2%	$ 51,580	$ 77,709	50.7%

Stock compensation	$ 1,443	$ 2,482	72.0%	$ 5,648	$ 7,681	36.0%
Amortization of acquired intangible assets	$ 644	$ 1,590	146.9%	$ 2,287	$ 4,192	83.3%
Amortisation of acquired deferred compensation from acquisitions	$ 64	$ 442	590.6%	$ 173	$ 712	311.6%
Acquisition related expenses	$ -	$ 743		$ -	$ 1,003
Impairment of Intangible assets	$ -	$ 2,494		$ -	$ 2,494
Impairment of Goodwill	$ -	$ 1,982		$ -	$ 1,982
Changes in fair value of purchase consideration liability	$ -	$ 554		$ -	$ 554
Sub-total	$ 2,151	$ 10,287	378.2%	$ 8,108	$ 18,618	129.6%

US GAAP Net Income	$ 8,832	$ 5,991	(32.2%)	$ 43,472	$ 59,091	35.9%

Adjusted Net Income for the quarter ended March 31, 2010, of US$16.3 million or US$0.28 per fully diluted share increased by 48.2% as compared to Adjusted Net Income of US$11.0 million in the corresponding year ago period, and exceeded Company Guidance for Adjusted Net Income of US$15.5 million and US$0.26 for Adjusted Diluted Earnings Per Share .

During the fourth quarter, Longtop recorded a total of $4.5 million for intangible assets and goodwill impairment charges related to an Other Services business acquired in fiscal 2009. US GAAP and Adjusted Net Income for the fiscal year ended March 31, 2010, includes US$3.8 million (US$0.07 per fully diluted share) for an income tax benefit  recorded in Q3 2010 (“Q3 2010 Income Tax Benefit”) associated with Longtop’s qualification as a Key Software Company for the 2009 calendar year. Excluding the Q3 2010 Income Tax Benefit, Adjusted Net Income for the fiscal year ended March 31, 2010, would have increased 43.2% as compared to Adjusted Net Income of US$51.6 million in fiscal 2009. US GAAP net income for the fiscal year ended March 31, 2010, excluding the US$3.8 million Q3 2010 Income Tax Benefit, would have increased 27.1% as compared to US GAAP net income of US$43.5 million in the corresponding year ago period.

Operating cash flow was US$13.2 million and US$62.9 million for fourth quarter and fiscal year ended March 31, 2010.

Unrestricted cash balances at March 31, 2010, were US$331.9 million.

Commenting on the results, Derek Palaschuk, CFO of Longtop, said: “In the fourth quarter revenue once more substantially exceeded our previous guidance, demonstrating the continuing strong demand for Longtop solutions. Even with the inclusion of $1.1 million in operating losses from consolidating Giantstone, our operating and net income was still well above guidance.  Our continuous efforts to further improve overall business execution were underscored by a strong cash flow from operations of $62.9 million for fiscal 2010. Looking ahead, our positive business momentum, stable margin structure and strong cash balance form a solid foundation to consolidate our leadership position in China’s financial technology industry in fiscal 2011.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending June 30, 2010:

Total revenues of US$44.5 million, Adjusted Operating Income of US$18.0 million, Adjusted Net Income of US$16.1 million and Adjusted Diluted Earnings Per Share of US$0.28. Giantstone is expected to contribute $4.0 million of software development revenues, $1.4 million in Adjusted Operating Income, $1.1 million in Adjusted Net Income or $0.02 per diluted share.

Longtop anticipates for its fiscal year ending March 31, 2011:

Total revenues of US$225 million, Adjusted Operating Income of US$103.5 million, Adjusted Net Income of US$96.5 million and Adjusted Diluted Earnings Per Share of US$1.64.   Giantstone is expected to contribute $15.0 million of software development revenues, $4.5 million in Adjusted Operating Income, $3.75 million in Adjusted Net Income or  $0.06 per diluted share.

CONFERENCE CALL AND WEBCAST

Longtop's senior management team will host a conference call and audio web cast at 8:00 am US Eastern Time/ 5:00 am U.S. Pacific Time/ 8:00 pm Beijing/Hong Kong time on May 24, 2010. The conference call will last for approximately one hour.

    The dial-in numbers for the conference call are as follows:

    U.S. Toll Free: 1866 549 1292 (back-up number: +852 3005 2050)

    China Toll Free: 400 681 6949 (back-up number: +852 3005 2050)

    Hong Kong and International: +852 3005 2050

    Passcode: 765115#

A live and archived web cast of this call will be available on Longtop's website at http://en.longtop.com/.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of cost of revenues, operating expenses, net income and fully diluted net income per share, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization and charges for impairment of acquired intangibles.

Adjusted Gross Margin is defined as Total Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense, (2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill and intangible asset impairment, (3) acquisition related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties which would have, prior to April 1, 2009, been included as a cost of acquisition under GAAP; (4) post acquisition adjustments to the fair value of contingent consideration which would have, prior to April 1, 2009, been included as a cost of acquisition under GAAP or (5) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding if applicable: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees and especially our senior management, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.   If we had included share-based compensation expenses in our Non-GAAP Adjusted Net Income in fiscal 2010, Adjusted Net Income would have been US$7.7 million lower or US$70.0 million for the twelve months ended March 31, 2010, and our Adjusted Net Income margin would have been 4.5% lower.

Goodwill and intangible asset impairment and amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Prior to  April 1, 2009, acquisition-related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties were capitalized as part of the cost of the acquisition. Subsequent to April 1, 2009, such costs are required to be recorded as an operating expense when incurred. These acquisition-related expenses are not related to the performance of our business lines, are inconsistent in amount and frequency and are significantly affected by the timing and size of our acquisitions.

Prior to April 1, 2009, contingent consideration was generally recorded as a additional purchase price when the contingencies resolved and the consideration became payable.  Subsequent to April 1, 2009, we are required to estimate and record the fair value of contingent acquisition consideration as of the acquisition date.  Contingent consideration is re-measured at fair value in each reporting period with changes in fair value recognized in earnings. The contingent acquisition consideration, is inconsistent in amount and frequency, and is significantly affected by the timing and size of our acquisitions.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those with respect to our anticipated operating results for the quarter ending June 30, 2010 and fiscal year ending March 31, 2011, efforts taken to improve efficiency, strengthen management, manage the Company’s growth and the Company’s competitive position. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations;  and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and year ended March 31, 2010, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2008. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China.

For more information, please visit: http://en.longtop.com/.

Contact us

For Investors:

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86 10 8421 7758

For Media:

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.comPhone: +31 6 5462 4301

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31, 2009	March 31, 2010

	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$ 238,295	$ 331,889
Restricted cash	463	8,904
Accounts receivable, net	29,861	65,581
Inventories	4,982	6,381
Amounts due from related parties	682	1,029
Deferred tax assets	979	250
Other current assets	4,712	11,066

Total current assets	279,974	425,100

Fixed assets, net	14,858	26,343
Prepaid land use right	5,167	5,064
Intangible assets, net	11,526	45,676
Goodwill	24,837	98,789
Deferred tax assets	1,479	1,443
Other assets	632	3,334

Total assets	$ 338,473	$ 605,749

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	$ 486	$ 169
Accounts payable	3,299	14,963
Deferred revenue	16,010	25,725
Amounts due to related parties	17	156
Deferred tax liabilities	867	995
Accrued and other current liabilities	23,810	44,380

Total current liabilities	44,489	86,388

Long-term liabilities:
Obligations under capital leases, net of current portion	98	-
Deferred tax liabilities	1,242	6,842
Other non-current liabilities	286	22,517

Total liabilities	46,115	115,747

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 51,036,816 and 56,231,188 shares issued and outstanding as of March 31, 2009 and March 31, 2010, respectively)	$ 510	$ 562
Additional paid-in capital	243,194	381,262
Retained earnings	29,451	88,542
Accumulated other comprehensive income	19,203	19,636

Total shareholders' equity	292,358	490,002

Total liabilities and shareholders' equity	$ 338,473	$ 605,749

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended		Year Ended
	March 31,2009	March 31,2010	March 31,2009	March 31,2010
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$ 21,050	$ 37,091	$ 89,559	$ 145,200
Other services	4,832	5,975	16,737	23,857
Total revenues	25,882	43,066	106,296	169,057

Cost of revenues:
Software development	7,178	13,980	26,294	45,880
Other services	3,243	5,935	10,123	17,465
Total cost of revenues	10,421	19,915	36,417	63,345
Gross profit	15,461	23,151	69,879	105,712

Operating expenses:
Research and development	1,541	2,191	5,172	8,219
Sales and marketing	3,160	6,854	10,961	20,966
General and administrative	2,339	4,844	9,359	13,983
Impairment of Goodwill	-	1,982	-	1,982
Total operating expenses	7,040	15,871	25,492	45,150
Income from operations	8,421	7,280	44,387	60,562

Other income (expenses):
Interest income	1,206	1,219	5,644	4,315
Interest expense	-	(247)	(305)	(777)
Other income (expense), net	123	377	(169)	690

Total other income	1,329	1,349	5,170	4,228

Income before income tax expense	9,750	8,629	49,557	64,790
Income tax expense	(918)	(2,638)	(6,085)	(5,699)

Net income	8,832	5,991	43,472	59,091

Net income per share:
Basic ordinary share	$ 0.17	$ 0.11	$ 0.86	$ 1.11
Diluted	$ 0.17	$ 0.10	$ 0.83	$ 1.07

Shares used in computation of net income per share:
Basic ordinary share	50,777,180	56,207,916	50,545,151	53,102,841
Diluted	52,488,337	58,201,217	52,368,317	55,174,468

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended	Three Months Ended	Year Ended
	March 31,2009	March 31,2010	March 31,2009	March 31,2010

	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	21,050	37,091	89,559	145,200
Other services	4,832	5,975	16,737	23,857
Total revenues	25,882	43,066	106,296	169,057

Cost of revenues:
Software development	7,178	13,980	26,294	45,880
Other services	3,243	5,935	10,123	17,465
Total cost of revenues	10,421	19,915	36,417	63,345

Cost of revenue adjustments:
Share-based compensation software development	(438)	(791)	(1,649)	(2,454)
Share-based compensation other services	(67)	(144)	(252)	(428)
Amortization of acquired intangible assets other services	(341)	(87)	(1,236)	(557)
Amortization of acquired intangible assets software development	(96)	(391)	(320)	(1,356)
Amortization of deferred compensation other services	(33)	(33)	(106)	(132)
Amortization of deferred compensation software development	(31)	(335)	(67)	(506)
Impairment of Intangible assets other services	-	(1,553)	-	(1,553)

Adjusted cost of revenues:
Software development	6,613	12,463	24,258	41,564
Other services	2,802	4,118	8,529	14,795
Total adjusted cost of revenues	9,415	16,581	32,787	56,359

Gross profit	15,461	23,151	69,879	105,712

Adjusted gross profit	16,467	26,485	73,509	112,698

Operating expenses:
Research and development	1,541	2,191	5,172	8,219
Sales and marketing	3,160	6,854	10,961	20,966
General and administrative	2,339	4,844	9,359	13,983
Impairment of Goodwill	-	1,982	-	1,982
Total operating expenses	7,040	15,871	25,492	45,150

Operating expense adjustments:
Share-based compensation research and development	(100)	(150)	(385)	(503)
Share-based compensation sales and marketing	(389)	(755)	(1,491)	(2,352)
Share-based compensation general and administrative	(449)	(642)	(1,871)	(1,944)
Amortization of acquired intangible assets sales and marketing	(150)	(1,035)	(545)	(2,003)
Amortization of acquired intangible assets general and administrative	(57)	(77)	(186)	(276)
Acquisition related expenses general and administrative	-	(743)	-	(1,003)
Amortization of deferred compensation sales and marketing	-	(37)	-	(37)
Amortization of deferred compensation general and administrative	-	(37)	-	(37)

Impairment of Goodwill	-	(1,982)	-	(1,982)
Impairment of intangible assets general and administrative	-	(277)	-	(277)
Impairment of intangible assets sales and marketing	-	(664)	-	(664)
Changes in fair value of purchase consideration liability	-	(447)	-	(447)

Adjusted operating expenses:
Research and development	1,441	2,041	4,787	7,716
Sales and marketing	2,621	4,363	8,925	15,910
General and administrative	1,833	2,621	7,302	9,999
Impairment of Goodwill	-	-	-	-
Total adjusted operating expenses	5,895	9,025	21,014	33,625
Income from operations	8,421	7,280	44,387	60,562

Adjusted income from operations	10,572	17,460	52,495	79,073

Other income (expenses):
Interest income	1,206	1,219	5,644	4,315
Interest expense	-	(247)	(305)	(777)
Other (expenses) income, net	123	377	(169)	690

Total other income	1,329	1,349	5,170	4,228

Other income adjustments:
Changes in fair value of purchase consideration liability	-	107	-	107

Adjusted other income (expenses):
Interest income	1,206	1,219	5,644	4,315
Interest expense	-	(140)	(305)	(670)
Other (expenses) income, net	123	377	(169)	690
Total adjusted other income	1,329	1,456	5,170	4,335

Income before income tax expense	9,750	8,629	49,557	64,790

Adjusted income before income tax expense	11,901	18,916	57,665	83,408

Income tax expense	(918)	(2,638)	(6,085)	(5,699)

Net income	8,832	5,991	43,472	59,091

Adjusted net income	10,983	16,278	51,580	77,709

Net income per share:
Basic ordinary share	$ 0.17	$ 0.11	$ 0.86	$ 1.11
Diluted	$ 0.17	$ 0.10	$ 0.83	$ 1.07

Adjusted net income per share:
Basic ordinary share	$ 0.22	$ 0.29	$ 1.02	$ 1.46
Diluted	$ 0.21	$ 0.28	$ 0.98	$ 1.41

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	50,777,180	56,207,916	50,545,151	53,102,841
Diluted	52,488,337	58,201,217	52,368,317	55,174,468

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended		Year Ended
	March 31,2009	March 31,2010	March 31,2009	March 31,2010
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$ 8,832	$ 5,991	$ 43,472	$ 59,091
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,443	2,482	5,648	7,681
Depreciation of fixed assets	699	915	2,808	3,193
Amortization of intangible assets	724	1,703	2,513	4,624
Provision for doubtful accounts	33	335	134	627
Impairment of intangible assets	-	2,494	-	2,494
Impairment of Goodwill	-	1,982	-	1,982
Accrued interest expense	-	107	-	306
Change in fair value of contingent consideration	-	447	-	447
Loss on disposal of fixed assets	61	54	268	85
Deferred income taxes	(389)	525	(1,354)	58
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	3,751	22,501	(6,930)	(35,080)
Inventories	(1,505)	(515)	(2,026)	(1,314)
Other current assets	1,283	1,613	165	(6,012)
Amounts due from related parties	(682)	(347)	(682)	(344)
Prepaid land use right	28	28	(5,165)	110
Other non-current assets	(180)	51	(755)	324
Other non-current liabilities	(65)	109	(253)	213
Accounts payable	(398)	(6,805)	(1,473)	10,312
Deferred revenue	(5,994)	(11,521)	6,049	9,693
Amounts due to related parties	17	46	17	139
Accrued and other current liabilities	72	(9,038)	(582)	4,298
Net cash provided by operating activities	7,730	13,157	41,854	62,927
Cash flows from investing activities:
Change in restricted cash	710	(5,159)	6,270	(8,441)
Proceeds from sale of fixed assets	-	-	225	-
Purchase of fixed assets	(2,370)	(1,073)	(10,136)	(12,970)
Purchase of intangible assets	(46)	(1)	(49)	(503)
Acquisitions, net of cash acquired	(5,577)	(34,972)	(10,885)	(69,873)
Deposit made on acquisition	-	(3,027)	-	(3,027)
Net cash used in investing activities	(7,283)	(44,232)	(14,575)	(94,814)
Cash flows from financing activities:
Proceeds from short-term borrowings	-	-	-	26,947
Repayment of short-term borrowings	-	(26,950)	-	(26,950)
Proceeds from sale of ordinary shares	-	-	-	132,969
Payment of issue costs	-	(23)	-	(6,344)
Stock options exercised	1,580	220	2,783	3,815
Repayments of capital leases obligations	(116)	(64)	(837)	(416)
Repayment of acquisition related liabilities	-	-	-	(4,845)
Amounts due to related parties	-	-	(54)	-
Net cash provided by (used in) financing activities	1,464	(26,817)	1,892	125,176
Effect of exchange rates differences	(48)	82	4,598	305
Net increase (decrease) in cash and cash equivalents	1,863	(57,810)	33,769	93,594
Cash and cash equivalents, beginning of period	236,432	389,699	204,526	238,295
Cash and cash equivalents, end of period	$ 238,295	$ 331,889	$ 238,295	$ 331,889

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".